EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended

September 30, 2018

(Dollars in millions)

Determination of Earnings:
Income before taxes	$5,767
Add (Deduct):
Amortization of capitalized interest	14
Fixed charges	305
Equity income, net of distributions	(38)
Total earnings, as defined	$6,048

Fixed Charges:
Rents(a)	$28
Interest and other financial charges	277
305
Capitalized interest	9
Total fixed charges	$314

Ratio of Earnings to Fixed Charges	19.26

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.